

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




05046095

March 2, 2005

Edward S. Best
Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, IL 60603-3441

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2005

Re: ACE Limited

Dear Mr. Best:

This is in regard to your letter dated March 1, 2005 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in ACE Limited's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that ACE Limited therefore withdraws its January 26, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


RECD S.E.C.
MAR - 4 2005
1086

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: William B. Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006


THOMSON
FINANCIAL

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Edward S. Best
Direct Tel (312) 701-7100
Direct Fax (312) 706-8106
ebest@mayerbrownrowe.com

January 26, 2005


SEC MAIL PROCESSING
RECEIVED
JAN 27 2005
WASH. D.C. 185 SECTION

VIA UPS OVERNIGHT

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ACE Limited
Shareholder Proposal Submitted by the AFL-CIO Reserved Fund for Inclusion in Proxy Materials for the 2005 Annual General Meeting

Ladies and Gentlemen:

This letter is submitted on behalf of our client, ACE Limited, a Cayman Islands company (the "Company" or "ACE"), pursuant to Question 10 of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

By a letter dated December 20, 2004, the AFL-CIO Reserve Fund (the "Proponent") notified the Company of its intention to submit the following proposal (the "Proposal") at the Company's 2005 Annual General Meeting:

> RESOLVED, that the shareholders of ACE Limited (the "Company" or "ACE") urge a special committee of independent directors to oversee a recently appointed working group charged with examining the Company's sales practices, including allegations of bid rigging and price fixing in connection with insurance sales brokered by Marsh & McLennan Companies ("Marsh"). The same committee shall also oversee an investigation into the sale of finite risk insurance, and shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

After careful consideration, the Company intends to omit the Proposal and the statement in support thereof from the proxy statement and form of proxy relating to the Company's 2005 Annual General Meeting (collectively, the "Proxy Materials"), presently scheduled to be held on May 26, 2005. The Company currently intends to mail definitive proxy materials to stockholders on or about April 26, 2005, more than 80 calendar from the date of this letter.

It is our view that the proposal and supporting statement may be omitted pursuant to paragraph (10) under Questions 9 of Rule 14a-8 (formerly Rule 14a-8(c)(10)), as the Company has already substantially implemented the Proposal and paragraph (7) under Question 9 of Rule 14a-8 (formerly Rule 14a-8(c)(7)), as the proposal deals with a matter relating to the conduct of the ordinary business operations of the Company. By submission of this letter, the Company hereby requests concurrence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

This letter constitutes the Company's statement of reasons for exclusion of the Proposal. A copy of the Proponent's original letter is attached hereto as Exhibit A. In accordance with paragraph (2) under Question 10 of Rule 14a-8, enclosed are five additional copies of this letter with Exhibit A. In accordance with paragraph (1) under Question 10 of Rule 14a-8, the Company is notifying the Proponent of its intention to omit the Proposal from the Company's Proxy Materials by copy of this submission.

I. The Proposal has been substantially implemented within the meaning of paragraph (10) under Questions 9 of Rule 14a-8.

Paragraph (10) under Questions 9 of Rule 14a-8 permits a company to omit a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal."

In *The Columbia/HCA Healthcare Corporation* (February 18, 1998), a shareholder proposed that the company's board appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program. The proposal further stated that the committee should also report its findings to the company's shareholders. Finally, the proposal suggested that the company should adopt any of the committee's recommendations for improvements or revisions of its compliance program. The company opposed the proposal on the ground that it had already substantially implemented the proposal through its ethics committee.

One month before receiving the shareholder proposal, the company's board had designated the company's ethics committee to be composed of no fewer than three directors of the company and appointed three outside directors to serve on the ethics committee. The responsibilities of the ethics committee included review of the scope of the company's ethics, compliance and corporate responsibility procedures and other matters relating to ethics, compliance and corporate responsibility functions of the company and the adequacy thereof and communicating the results of such review to the personnel of the company.

In advising the company that it would not recommend enforcement action if the company omitted the proposal from its proxy materials pursuant to Rule 14a-8(c)(10), the Staff relied on the company's representations that "(1) the [c]ompany has a committee of independent directors which review the policies and procedures related to ethics, compliance and corporate responsibility; and (2) the [c]ompany has empowered and required an executive officer to address the issue of healthcare compliance." Significantly, the Staff did not require as a condition for "substantial" compliance that the company agree to report the findings of the committee to the company's shareholders or commit to adopt the committee's recommendations for improvements or revisions of its compliance program, both of which had been requested in the proposal.

In *ITT Corporation* (March 24, 1992), a shareholder proposed that the company's board of directors establish a committee to develop corporate environmental and occupational safety and health policy and oversee the company's compliance with related state and federal regulations. The company opposed the proposal on the ground that it had already substantially implemented the proposal through its legal affairs committee.

The company had established its legal affairs committee ten years earlier to "... review and consider major claims and litigation and legal, regulatory, patent and related governmental policy matters ... and review management policies and programs relating to compliance with legal and regulatory requirements and business ethics." In carrying out its duties, the legal affairs committee regularly received and reviewed reports concerning the company's safety, health and environmental programs. In advising the company that it would not recommend enforcement action if the company omitted the proposal from its proxy materials pursuant to Rule 14a-8(c)(10), the Staff stated that it "... particularly noted both the mandate and the activities of the existing legal affairs committee of the [company's] board of directors."

In *Woolworth Corporation* (April 11, 1991), a shareholder proposed that the company's board of directors "... form a committee to investigate the issue of animals neglect and mistreatment at company stores. ..." The company opposed the proposal under Rule 14a-8(c)(10), arguing that it had already substantially implemented the proposal by establishing a pet advisory board.

The company had created the pet advisory board several months before receiving the proposal "... to investigate and review, on an on-going basis, all aspects of the operations of the pet departments in the [company's] stores, including ... the manner in which the animals are treated." The pet advisory board was also charged with reporting to management on a regular basis and recommending changes in procedures, where appropriate. The Staff concluded that, based in part on the pet advisory board's (i) creation before submission of the proposal, (ii) mandate to advise the board of directors on a variety of matters including the treatment of pets in the company's stores and recommend appropriate changes, and (iii) receipt and review of relevant customer complaints, the company appeared to have substantially implemented the proposal. See also *Chevron Corporation* (February 14, 1990) (issuing no-action letter to permit company to exclude a proposal to create a standing committee to establish corporate environmental and occupational safety and health policy and to monitor compliance with related laws and regulations where company had already established a committee with duties recommended in the proposal).

As noted in the Company's Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarter ended September 30, 2004:

> ACE is conducting its own internal investigation that will encompass the subjects raised by the [New York Attorney General]. It is being conducted by a team from the firm of Debevoise & Plimpton LLP. The team is headed by former United States Attorney Mary Jo White and reports to management and directly to the Audit Committee of the Board of Directors. The Audit Committee of the Board of Directors has retained Cleary Gottlieb Steen & Hamilton, special outside counsel, to advise it in connection with these matters.

The subjects raised by the New York Attorney General and referred to in the Form 10-Q include the "sale practices , including allegations of bid rigging and price fixing in connection with insurance sales brokered by Marsh & McLennan Companies" referenced in the Proposal.

The Company publicly disclosed on November 15, 2004 that it had received subpoenas from the Securities and Exchange Commission and the New York Attorney General requesting documents in connection with an investigation into non-traditional, or loss mitigation, insurance products and the Company intends to comply with the subpoena. The "non-traditional, or loss mitigation, insurance product" referred to in the press release are the same "finite risk insurance" products referenced in the Proposal.

At the direction of Company's board of directors, the outside law firm conducting the investigation reports directly to the Company's audit committee and, since early November 2004, no longer reports to the Company's management. As required by Rule 10A-3(b)-1 under the Exchange Act and New York Stock Exchange Listed Company Manual Section 303A.07(b), all of the members of the Company's audit committee are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange for purposes of such rules. The scope of the Company's internal investigation has been expanded to encompass these matters as well.

Rule 14a-8(i)(10) provides that a shareholder proposal may be excluded if the registrant has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release 34-20091 (August 16, 1983).

Because the Company's audit committee, which is a committee of independent directors already oversees the Company's examination of its sales practices and its investigation into the sale of finite risk insurance, we believe that the Proposal has already been substantially implemented and, accordingly, the Company may properly omit the Proposal under paragraph (10) under Question 9 of Rule 14a-8.

We do not believe that the failure to have a requirement that the Company's audit committee make available to shareholders a comprehensive, company-wide report of its findings and recommendations is sufficient to negate a finding of substantial compliance. The Company is subject to the periodic reporting requirements of the Exchange Act and the reporting requirements of the New York Stock Exchange. In accordance with such requirements, the Company has disclosed, and will continue to disclose, all material information regarding governmental inquiries and the Company's internal investigation. *The Columbia/HCA Healthcare Corporation* no-action letter discussed above supports the Company's assertion that a failure to require specific disclosures to shareholders is not a basis to negate a finding of substantial compliance.

II. The Proposal relates to the Company's ordinary business operations within the meaning of paragraph (7) under Questions 9 of Rule 14a-8.

Paragraph (7) under Questions 9 of Rule 14a-8 provides that a company may omit a proposal and any statement in support thereof from its proxy statement and form of proxy "if the proposal deals with a matter relating to the company's ordinary business operations." The Staff has stated that in interpreting this rule, ". . . the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 34-20091 (August 16, 1983).

In addition, the Staff has stated that ". . . questions with respect to which matters involving the [company's] operations should be investigated and particularly the means used to investigate the [company's] operations appear to involve ordinary business decisions." *The Southern Company* (March 13, 1990) (no-action letter granted concerning proposal that company hire an independent outside agency to review allegations of "past unethical activities"). See also *Newport Pharmaceuticals International Incorporated* (August 10, 1984) (no-action letter granted concerning proposal recommending that board appoint a committee to investigate whether officers or directors had violated state or federal law and whether corporate funds had been expended for illegal or fraudulent purposes) and *Pacificorp* (April 14, 1988) (no-action letter granted concerning proposal to create committee to investigate all SEC filings since specified date).

In *Allstate Corporation,* (February 16, 1999), a shareholder proposed a resolution that would require (1) the appointment of a stockholder committee and the hiring of experts to investigate illegal activity on the part of Allstate and (2) the preparation of a report to stockholders on illegal activity. The proposal followed a number of state investigations and consent decrees against Allstate for alleged improper conduct in connection with its insurance operations. Allstate argued, among other things, that investigating legal compliance was part of the company's ordinary business operations. The Staff, agreeing that the proposal could be excluded, noted that general conduct of a legal compliance program was part of a company's ordinary business operations.

In numerous other instances, the Staff has concluded that proposals requiring reporting related to compliance with government statutes and regulations involve ordinary business operations and therefore are excludable pursuant to Rule 14a-8(i)(7). In *Willamette Industries, Inc.* (March 20, 2001), for example, the Staff concurred that a proposal requiring an annual report detailing the company's environmental compliance program, those responsible for enforcing compliance at the company and facts regarding the financial impact of compliance could be omitted from its proxy materials in accordance with Rule 14a-8(i)(7) because the subject of the report (i.e., evaluation of risk) related to its ordinary business operations. In *Duke Power Company* (March 7, 1988) the Staff concurred with Duke Power Company's conclusion that it could exclude a similar shareholder proposal because compliance with government regulations was considered part of the company's ordinary business operations. See also, *AMR Corporation* (April 2, 1987) (Staff concurred that a proposal recommending a report on the safety of AMR's airline operations could be omitted on the basis that it involved "ordinary business").

Here, the Proposal "urges" the Board to appoint a special committee of independent directors to oversee the Company's investigation into certain sales practices alleged to be illegal. alleged corporate anti-fraud compliance program. The Proposal would also require the special committee to make available to shareholders a comprehensive, company-wide report of its findings and recommendations.

The Proposal relates, as did the proposals in *Newport Pharmaceuticals*, *The Southern Company* and *Pacificorp*, to the evaluation of the Company's business operations and the means used to investigate such business operations. The Company's sales practices and sales of specific types of insurance products are by definition part of the ordinary business operations of the Company. Furthermore, as noted in the Allstate, Willamette Industries, Duke Power and AMR no-action letters cited above, an investigation into compliance with Company policies and legal requirements is also part of the ordinary business operations of the Company.

The Proposal is readily distinguishable from those proposals found by the Staff to fall outside of Rule 14a-8(c)(7) by virtue of their "significant public policy considerations." See, e.g., General Dynamics Corporation (March 4, 1991) (relating to sales of military arms to foreign governments known for human rights violations).

Accordingly, the Company may properly omit the Proposal as relating to the Company's ordinary business operations under paragraph (7) under Questions 9 of Rule 14a-8.

Conclusion

Your prompt response to this letter is respectfully requested. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please contact Peter Mear (441-299-9203), the general counsel of the Company, or the undersigned (312-701-7100) if you have questions concerning this matter.

Very truly yours,



Edward S. Best

cc: Peter Mear
ACE Limited
William B. Patterson
American Federation of Labor and Congress of Industrial Organizations


MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Edward S. Best
Direct Tel (312) 701-7100
Direct Fax (312) 706-8106
ebest@mayerbrownrowe.com

January 28, 2005

VIA UPS OVERNIGHT


SEC MAIL PROCESSING
RECEIVED
JAN 31 2005
WASH. D.C. 213 SECTION

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ACE Limited
Shareholder Proposal Submitted by the AFL-CIO Reserved Fund for Inclusion in Proxy Materials for the 2005 Annual General Meeting

Ladies and Gentlemen:

Accompanying this letter are five copies of the letter, dated December 20, 2004, of the AFL-CIO Reserve Fund notifying the Company of its intention to submit a proposal at the Company's 2005 Annual General Meeting. This letter was inadvertently not included as an attachment to the original filing of the no-action request regarding the afore-mentioned proposal.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. Please contact Peter Mear (441-299-9203), the general counsel of the Company, or the undersigned (312-701-7100) if you have questions concerning this matter.

Very truly yours,

Edward S. Best

cc: Peter Mear
ACE Limited
William B. Patterson
American Federation of Labor and Congress of Industrial Organizations

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 20, 2004

By Facsimile and UPS Next Day Air

Mr. Peter Mear
Secretary
ACE Limited
17 Woodbourne Avenue
Hamilton HM 08 Bermuda

Dear Mr. Mear:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of ACE Limited (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Share") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Pedrotty at (202) 637-5379.

Sincerely,

William B. Patterson
Director, Office of Investment

Attachment

Shareholder Proposal
Resolved, that the shareholders of ACE Limited (the "Company" or "ACE") urge a special committee of independent directors to oversee a recently appointed working group charged with examining the Company's sales practices, including allegations of bid rigging and price fixing in connection with insurance sales brokered by Marsh & McLennan Companies ("Marsh"). The same committee shall also oversee an investigation into the sale of finite risk insurance, and shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

Supporting Statement
New York State Attorney General Elliot Spitzer ("Spitzer") has implicated our Company in his suit against insurance broker Marsh, alleging that Marsh steered clients to insurers with which it had lucrative payoff agreements and solicited rigged bids for insurance contracts. On November 4, ACE announced that it had fired two executives and suspended three others in connection with the Spitzer investigation.

Spitzer's complaint alleges that after ACE signed a contingent commission agreement (also known as "placement service arrangements" or "PSA") with Marsh, ACE repeatedly provided "B quotes" to the insurance broker. These inflated quotes were allegedly designed to ensure that the quote would not be a winner, or conversely that in the rare case where ACE did get the business, the Company would make a comfortable profit. Spitzer also charged that "ACE continued to provide Marsh with inflated quotes into 2004." In response to Spitzer's investigation, CEO Evan Greenberg announced in a message to ACE employees that the Company would "discontinue all PSAs throughout the organization." The Company also assembled a "working group of senior managers and outside advisors to deal with the investigation and all related matters."

Spitzer has also subpoenaed our Company, along with other insurers, in connection with finite insurance policies they may have sold to help clients improperly eliminate or offset losses that would have hurt their financial results. According to the *Wall Street Journal,* in finite risk policies "the risk of loss to the insurer selling the policy is limited and sometimes even eliminated," partly because the policies' premiums are so high or the loss has already occurred. The SEC and Justice Department are also scrutinizing these financial arrangements.

We believe these alleged practices should be reviewed by a special committee of independent directors in order to enhance investor faith in ACE's willingness to reform. In his message to ACE employees on October 17, Mr. Greenberg emphasized "ACE was built on a strong ethical foundation," and that the "ACE Code of Conduct policy reinforces our belief in proper behavior at all times." In our opinion, our Company's reputation for integrity depends in part on its compliance with applicable laws and regulations that govern the sale and distribution of insurance.

For the above reasons, please vote FOR this proposal.

AMERICAN FEDERATION OF LABOR AND CONGRESS OF INDUSTRIAL ORGANIZATIONS

OFFICE OF INVESTMENT

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Peter Mear	Daniel Pedrotty, Financial Counselor
COMPANY:	DATE:
ACE Limited	12/20/2004
FAX NUMBER:	TOTAL NO. OF PAGES INCLUDING COVER:
1 (441) 295 5221 /(441) 296-7799	3
PHONE NUMBER:	SENDER'S PHONE NUMBER:
1 (441) 295 5200	(202) 637-3900
RE:	SENDER'S FAX NUMBER:
Shareholder Proposal	(202) 508-6992

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:


MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Edward S. Best
Direct Tel (312) 701-7100
Direct Fax (312) 706-8106
ebest@mayerbrownrowe.com

March 1, 2005


SEC MAIL PROCESSING
RECEIVED
MAR - 2 2005
WASH, D.C. 213 SECTION

VIA UPS OVERNIGHT

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ACE Limited
Shareholder Proposal Submitted by the AFL-CIO
Reserved Fund for Inclusion in Proxy Materials
for the 2005 Annual General Meeting

Ladies and Gentlemen:

We refer to our no-action request, dated January 26, 2005, submitted on behalf of our client, ACE Limited regarding a shareholder proposal received from the AFL-CIO Reserve Fund (the "Proponent"). By letter dated February 16, 2005, the shareholder proposal was withdrawn by the Proponent, a copy of which is attached. In light of this withdrawal, we are withdrawing our no-action request.

Please contact Peter Mear (441-299-9203), the general counsel of the Company, or the undersigned (312-701-7100) if you have questions concerning this matter.

Very truly yours,

Edward S. Best

ESB:

encl.

cc (w/encl.): Peter Mear
ACE Limited
William B. Patterson
American Federation of Labor and Congress of Industrial Organizations

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 16, 2005

By Facsimile
441-296-7799

Peter Mear
General Counsel
ACE Limited
ACE Global Headquarters
17 Woodbourne Avenue
Hamilton HM 08
Bermuda

Dear Mr. Mear:

On behalf of the AFL-CIO Reserve Fund, I write to withdraw the previously submitted shareholder proposal urging the ACE Board of Directors to establish a special committee of independent directors to review the Company's sales practices.

We appreciate your willingness to provide for open shareholder communication with the Board leadership after the completion of the independent investigation. If you have any questions, please contact Daniel Pedrotty at (202) 637-3900.

Sincerely,

[signature]

William B. Patterson
Director, Office of Investment